

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

Via E-mail
Yushan Wei
President, Chief Executive Officer and Chairman
GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

Re: GSP-2, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 9, 2012
File No. 333-179225

Dear Mr. Wei:

We have reviewed your responses to the comments in our letter dated April 16, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private

companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

3. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Registration Statement Cover Page

4. We note that you no longer qualify as a "smaller reporting company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Accordingly, please revise the registration statement throughout as applicable.

5. We note your response to our prior comment 2 and reissue. Please refer to the last paragraph. Please revise to move the prospectus "Subject to Completion" legend and date reference to the prospectus cover page.

Competitive Advantages, page 27

6. We note the charts included on page 28 with respect to your corn seed products. Please revise to add footnote disclosure about what "ha" means and what the "accumulated temperature" and "crop quality" tables mean.

7. We note the new chart added on page 28 with respect to Hengyu 218. We note that certain of the associated information appears to be in the wrong columns. In this regard, please refer to the "Yield" through "Price" columns. We also note that the information in the "Price" column appears inapplicable. Please revise.

Management's Discussion and Analysis of Financial Condition, page 30

Results of Operations for the Year ended December 31, 2011, page 34

Revenues, page 34

8. We note from your disclosure on page F-15 that, $24,396,828, comprising 74% of accounts receivable at December 31, 2011, and $14,738,043, comprising 94% of accounts receivable at December 31, 2010, is due from Defeng Seed Co., Ltd. We also note from your disclosure here that 83% and 100% of seed sales for the years ended

December 31, 2011 and 2010, respectively, were to Defeng. Please provide us with the aging of the receivable balance from Defeng as of December 31, 2011, and tell us how much of this receivable was collected after year end. Also, explain to us in your response why you believe that no allowance is necessary.

9. Further, we note from your disclosure in Note 18 to your financial statements that, on January 31, 2011, you entered into an agreement with the shareholders of Defeng whereby, within 12 months after the execution of such agreement, you had the option to purchase a 70% equity interest in Defeng in exchange for certain land use right and real property rights valued at approximately 40,000,000 RMB (approximately $5,800,000), as well as 30,000,000 RMB (approximately $4,400,000) in cash. Please tell us why you elected not to exercise your option and thereby allowed this agreement to expire on January 31, 2012.

10. With regard to your inventory and customer advances, please tell us the following:

   - by product (corn or corn seeds), the identity and amount of customer deposits received as of December 31, 2011;
   - the amount of inventory included in your inventory balance, as of December 31, 2011, for which you have received payment but have not shipped any product;
   - your policy regarding the percentage of customer deposit required, and how you determined the percentage required (on a customer-by-customer basis).

11. Please revise your discussions of accounts receivable, inventory and customer advances to include explanations of the facts and circumstances leading to the significant period-over-period increases in these balance sheet line items.

Item 16. Exhibits and Financial Statements, page II-2

12. We note your response to our prior comment 21 and reissue. We note that you have not filed as exhibits all of the contractual arrangements governing your corporate structure. For example, we note that you have not filed the Equity Interest Pledge Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd. or the Power of Attorney related to Shulan Yu and his shareholdings in Jilin Hengjiu Grain Purchase and Storage Co., Ltd. In this regard, we note that Exhibits 10.9 and 10.19 are duplicates and that the description of Exhibit 10.20 appears to be inaccurate. Please revise and file the missing exhibits with the next amendment.

Exhibit 23.1

13. We note your response to our prior comment 26 and reissue. Please have the independent registered accounting firm revise to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which the independent registered accounting firm is named is titled "Interests of Named Experts and Counsel" and not "Experts."

       Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.


Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.